INVEST IN **OCULIS MOUNTAIN SIDE**

🍙 Oculis - The hybrid of Glamping, Vacation Rentals, and Hotels


OCULIS
MOUNTAIN SIDE

Highlights

1. 💰 Disrupting the $1.1 Trillion traditional hotels and alternative accommodation industries
2. 📊 Proven business model. Co-Founder successfully exited a similar business in Costa Rica
3. 🛎 70% less staff than a traditional hotel of the same capacity
4. 🏗 67% less construction costs compared to a vacation rental home in the same area
5. 🏂 A+ rating on AIRDNA for location at Mt. Baker, WA
6. 🏔 Strategically located at a convenient distance from both Seattle and Vancouver
7. 🏕 All investments over $800 get Free 1 night's stay at Oculis Mountain Side, WA*

7. 🏕 All investments over $800 get Free 1 night's stay at Oculis Mountain Side, WA*

Our Team



Youri Benoiston

After the success of Igloo Beach Lodge in Costa Rica, he saw the more exciting possibilities of extending the concept internationally.

> It seems obvious to us that if you're the sort of person who enjoys the outdoors, you want to do everything you can to preserve them. By creating a luxurious, design driven experience, we're making sustainability accessible to the masses, just by giving them a great place to stay the weekend while they hit the slopes.



Mark Buehrer

Mark is the founder and director of 2020 ENGINEERING and is a recognized authority on green buildings. He is a registered professional civil engineer, author, and inventor.



Eduardo Castelazo

Eduardo is an architect based in Guadalajara Mexico, specialized in architectural and urban 3D visualization



Chris Minchella

Chris Minchella is a commercial real estate broker and business advisor working with companies in the hospitality and CPG sectors.

Pitch



TOP 3 REASONS TO INVEST
1
2
3
Proven business model with up to 67% less operating costs than a comparable hotel in the same location
A+ rating on AIRDNA. Strategically located close to both Washington and Vancouver.
Over 35% operating margins and possible exit with a large hotel chain.

Disclaimer: This slide contains forward-looking projections that cannot be guaranteed

The $1.1 Trillion hotel, glamping, and vacation rentals industry is plagued with problems.



PROBLEM
Hotel
Parking lot views
Noisy Corridors
Too Many Light Switches
Slamming Hotel Room Doors
"Suites" That Aren't Suites
Exorbitant Room Service Menus
Glamping
Accommodations inadequate for weather"
old or shabby furnishings" among top complaints
Vacation Rentals
37.5%—Photos misrepresented unit's location or interior
26%—Dirty unit
23%—Scammers stealing payment
5%—No housekeeping or in-unit amenities
5%—Difficult check-in
3.5%—No onsite management

Following the COVID-19 pandemic, the accommodation industry has seen a significant shift towards lodging options that afford guests as much privacy as possible. This includes vacation rentals (popularized by platforms such as Airbnb and VRBO) and glamping.



OCULIS Mountain Side Is The Solution to All These Problems

Oculis Mountain Side combines the **best of hotels, vacation rentals, and glamping** by offering amenities more commonly found at traditional resorts and hotels, such as food & beverage service, wi-fi, and full, in-unit kitchens.




SOLUTION
1. Luxurious 1 Bedroom or 2 Bedrooms private domes specifically designed for short term rentals
2. Includes amenities like: WIFI, skylight, loft,hot tub and the latest of smart home technology
3. Close to nature and mountain activities
4. Designed to LEED standards


We are The Hybrid of Glamping, Hotels, and Vacation Rentals

Click on the image below for a VR tour of Oculis Mountain Side


Click here for a VR tour of the Oculis Mountain Side


Taking the Good and leaving the Bad
OCULIS
HOTEL
Too corporate
Too noisy
Disconnected from nature
Easy check in
Constant offering
24 H call services
Tailored comfort
Bespoke decor
Lots of amenities
Best sustainable practice
Laundry
Full kitchen
VACATION RENTAL
Wild card owner
No consistency
Personalised for someone else

Our domes also impress on a sustainability level, with a rock-solid Airform construction resulting in a space that will take **50% less energy to heat and cool** than a conventionally-built structure.

Our innovative service model requires **70% less staff** than a traditional hotel of the same capacity, and therefore we can generate **better profit margins** than a hotel at a similar capacity.

All Oculis domes are constructed to LEED standards and **cost up to 67% less in** construction compared to a vacation rental home in the same area.

construction compared to a vacation rental home in the same area.


We created a new standard for
next-generation hospitality...
Traditional Hotel Brands
Hilton
Marriott
Holiday Inn
OCULIS
airbnb
VRBO
HomeAway
Alternative Accommodation Marketplaces
Next-generation hospitality brands offer a strong value proposition that appeals to the large and growing Millennial demographic and
Disrupting and Capturing Share


BUSINESS MODEL
STABLE AND PREDICTABLE
DRAMATIC GROWTH POTENTIAL
RAPID EXPANSION
01
02
03
Guest services
Unit rentals
Shuttle services
Locker rentals
Spa/wellness
Retail
Meal kits
Alcohol/beverages
Virtual pro shop
Virtual convenience shop
OCULIS merchandise
Franchising
New developments
Redevelopment of glamping sites


MARKET SIZE
01 Vacation rentals
$93.11B
02 Hotel/Resort
$1.21T
03 Glamping
$2.35B
OCULIS
HOTEL
businesswire.com


REVENUE PROJECTION
$ 7.2 M
WITHIN 3 YEARS
$ 22.4 M
WITHIN 5 YEARS
$ 61 M
WITHIN 7 YEARS
$ 122 M
WITHIN 10 YEARS
Stable growth
Strategic Expansion

Disclaimer: This slide contains forward-looking projections that cannot be guaranteed


EXIT STRATEGY
25+
locations
achievable
within 10
Possible
exit with
large hotel
$61M ARR
with 25
locations


years or less.
chain.

Disclaimer: This slide contains forward-looking projections that cannot be guaranteed


ROAD MAP
Structural drawing completed and approved
Accepted by NEWCHIP Accelerator
Phase 1 Construction permit in process
First Property acquired
Crowdfunding launched

Disclaimer: This slide contains forward-looking projections that cannot be guaranteed


We are Replicating The Winning Formula
Our first resort - Igloo Beach Lodge in Costa Rica, was a huge success, even during the pandemic.
Note: Investment is in Oculis Mountain Side only.


Meet the Team
Youri Benoiston
Founder/CEO
Hospitality Industry Veteran
Successfully exited similar project in Costa Rica
Chris Minchella
Co Founder/CSO
Commercial Real Estate Veteran
Experience advising multiple start-ups
www.oculislodge.com

Downloads

AirDNA Rentalizer Report - 10257 Old Mt Baker Hwy Deming WA USA.pdf